Exhibit 99.2

NOTICE TO READER At the Annual and Special Meeting of the Shareholders of TransAlta Corporation (the “Company”) to be held on April 21, 2020 and all postponements and adjournments thereof (the “Meeting”), the shareholders of the Company will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution ratifying, confirming and approving the amendment and restatement of the Advance Notice By-law No. 2 of the Company, in substantially the form that follows.  Further information relating to the amendment and restatement of the Advance Notice By-law No. 2 of the Company, as well as the full text of the ordinary resolution shareholders are being asked to consider, is contained in the Company’s Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular dated March 9, 2020 prepared in connection with the Meeting and available under the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.   Appended as Appendix “A” to the amendment and restatement of the Advance Notice By-law No. 2 of the Company is a copy marked to show the changes made to the Company’s existing Advance Notice By-law No.1 of the Company.

TRANSALTA CORPORATION

(the “Corporation”)

AMENDED AND RESTATED ADVANCE NOTICE BY-LAW NO. 2

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual or, where the need arises, special meeting process; (ii) ensuring that all shareholders, including those voting by proxy, receive adequate notice of director nominations and sufficient information with respect to all nominees; (iii) allowing the Corporation, its shareholders and appropriate regulatory bodies to evaluate all nominees’ qualifications and suitability as a director of the Corporation; and (iv) allowing shareholders to cast an informed vote.

The purpose of this Amended and Restated Advance Notice By-law No. 2 (the “By-law”) is to provide shareholders, directors and management of the Corporation with guidance on the process for nominating directors. This By-law fixes a deadline by which holders of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

NOMINATIONS OF DIRECTORS

1.                                      Nomination procedures - Subject only to the Canada Business Corporations Act, or any statute which may be substituted therefore, including the regulations thereunder, as amended from time to time (collectively, the “Act”) and the articles of the Corporation as amended or restated from time to time (the “Articles”), only persons who are nominated in accordance with the procedures set forth in this By-law shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of one or more directors. Such nominations must be made:

(a)                                 by or at the direction of the Board (or any duly authorized committee thereof), including pursuant to a notice of meeting;

(b)                                 by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)                                  by any person (a “Nominating Shareholder”): (i) who, at the close of business on the date of the giving of the notice provided for below in this By-law and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) who complies with the notice procedures set forth below in this By-law.

2.                                      Timely notice - In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form (as set forth below in Sections 3 and 4) to the Corporate Secretary of the Corporation at the registered office of the Corporation.

3.                                      Manner of timely notice - To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

(a)                                 in the case of an annual meeting of shareholders, not later than the close of business on the thirtieth (30th) day prior to the date of the annual meeting of shareholders; provided, however, that if the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting of shareholders was made by the Corporation, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date;

(b)                                 in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day (the “Special Meeting Notice Date”) on which the first public announcement of the date of the special meeting of shareholders was made by the Corporation; and

(c)                                  in the case of an annual meeting of shareholders or a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes) where notice-and-access is used for delivery of proxy-related materials, not later than the close of business on the fortieth (40th) day prior to the date of the meeting of shareholders; provided, however, that if the shareholders’ meeting is to be held on a date that is less than fifty (50) days after the Notice Date or the Special Meeting Notice Date, as applicable, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth (10th) day following the Notice Date and, in the case of a special meeting (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the Special Meeting Notice Date.

4.                                      Proper form of timely notice - To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

(a)                                 as to each person whom the Nominating Shareholder proposes to nominate for election as a director to the Board: (i) the name, age, business address and residential address of the person; (ii) the principal occupation, business or employment of the person, both present and within the five (5) years preceding the notice; (iii) the country of residence of the person, including the person’s status as a “resident Canadian” (as such term is defined in the Act); (iv) the class or series and number of shares in the capital of the Corporation or any of its subsidiaries (as such term is defined in the Act) which are, directly or indirectly, controlled or directed or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of

2

such notice; (v) full particulars of all direct and indirect contracts, agreements, arrangements, understandings or relationships (collectively, “Arrangements”), including without limitation financial, compensation and indemnity related Arrangements, between the person or any associate or affiliate (as those terms are respectively defined in the Act) of such person and (A) any Nominating Shareholder or any of its representatives, or (B) any other person or entity relating to the proposed nominee’s nomination for election, or potential service, as a director of the Corporation; and (vi) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with a solicitation of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)                                 as to the Nominating Shareholder giving the notice: (i) the class or series and number of shares in the capital of the Corporation or any of its subsidiaries which are, directly or indirectly, controlled or directed or which are owned beneficially or of record, by such person or any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its shares, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (ii) full particulars regarding any proxy or Arrangement pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation or nominate directors to the Board; (iii) the interests in, or rights or obligations associated with, any Arrangements, the purpose or effect of which is to alter, directly or indirectly, the Nominating Shareholder’s economic interest in a security of the Corporation or the Nominating Shareholder’s economic exposure to the Corporation; and (iv) any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular in connection with a solicitation of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

Reference to “Nominating Shareholder” in this By-law shall be deemed to refer to each shareholder that nominates a person for election as a director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

The Corporation may require any proposed nominee for election as a director to the Board to furnish such other information as may be necessary to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation, in the same manner as would be required and disclosed by management nominees, to comply with the Act, Applicable Securities Laws and the rules of any stock exchange on which the securities of the Corporation are then listed for trading.

In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the record date for the applicable meeting of shareholders.

5.                                      Eligibility for nomination as a director - No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the

3

provisions of the Act. The Chair of the meeting of shareholders shall have the power and duty to determine whether a nomination of a person for election to the Board was made in accordance with this By-law and, if the Chair determines that a nomination does not comply with this By-law, to declare that such defective nomination shall be disregarded.

6.                                      Terms - For purposes of this By-law:

(a)                                 “public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by or on behalf of the Corporation under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(b)                                 “Applicable Securities Laws” means the applicable securities legislation of each applicable province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar regulatory authority of each applicable province and territory of Canada.

7.                                      Delivery of Notice - Notwithstanding any other provision of any of the by-laws of the Corporation, notice given to the Corporate Secretary of the Corporation pursuant to this By-law may only be given by personal delivery, facsimile transmission or email (at such email address as stipulated from time to time by the Corporate Secretary of the Corporation for purposes of such notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary of the Corporation at the address of the registered office of the Corporation or delivered to the Corporate Secretary by facsimile transmission (provided that receipt of confirmation of such transmission has been received) or by email (at the aforesaid email address, provided that receipt of confirmation of such email has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next subsequent day that is a business day.

8.                                      Board Discretion - Notwithstanding any of the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.

9.                                      Effective Date - This By-law shall come into force when made by the Board in accordance with the Act with effect immediately upon confirmation by the shareholders.

10.                               Repeal - The previous Advance Notice By-Law No. 2 of the Corporation is repealed as of the coming into force and effect of this By-law. The repeal shall not affect, (a) the previous operation of any by-law so repealed, (b) the validity of any act done or right, privilege, obligation or liability acquired or incurred under, (c) the validity of any contract or agreement made pursuant to, or (d) the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law before its repeal. All officers and other persons acting under any by-law so repealed shall continue to act as if appointed under this By-law and all resolutions of the shareholders or the Board or a committee thereof with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this By-law and until amended or repealed.

4

MADE by the Board, subject to shareholder confirmation, on March 3, 2020.

(signed) Gordon D. Giffin
Gordon D. Giffin
Chair of the Board

(signed) Scott Jeffers
Scott Jeffers
Corporate Secretary

CONFIRMED by the shareholders on                , 2020.

Scott Jeffers
Corporate Secretary

Appendix A - Proposed Changes

TRANSALTA CORPORATION (the "Corporation") AMENDED AND RESTATED ADVANCE NOTICE BY-LAW NoNO. 2 INTRODUCTION The Corporation is committed to: (i) facilitating an orderly and efficient annual or, where the need arises, special, meeting process; (ii) ensuring that all shareholders, including those voting by proxy, receive adequate notice of director nominations and sufficient information with respect to all nominees; (iii) allowing the Corporation, itits shareholders and appropriate regulatory bodies to evaluate all nominees’' qualifications and suitability as a director of the Corporation; and (iv) allowing shareholders to cast an informed vote. The purpose of this Amended and Restated Advance Notice By-law No. 2 (the "By-law") is to provide shareholders, directors and management of the Corporation with guidance on the nomination ofprocess for nominating directors. This By-law is the framework by which the Corporation seeks to fixfixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form. It is the position of the Corporation that this By-law is beneficial to shareholders and other stakeholders. This By-law will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards. NOMINATIONS OF DIRECTORS 1. 1. Nomination procedures - Subject only to the Canada Business Corporations Act (, or any statute which may be substituted therefore, including the regulations thereunder, as amended from time to time (collectively, the "Act") and the articles of the Corporation as amended or restated from time to time (the "Articles"), only persons who are nominated in accordance with the following procedures set forth in this By-law shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the "Board") may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of one or more directors. Such nominations must be made: (a) a. by or at the direction of the Board (or any duly authorized committee thereof), including pursuant to a notice of meeting; (b) b. by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or (c) c. by any person (a "Nominating Shareholder"): (Ai) who, at the close of business on the date of the giving of the notice provided for below in this By-law and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares

- 2 - that are entitled to be voted at such meeting; and (Bii) who complies with the notice procedures set forth below in this By-law. 2. 2. Timely notice - In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form (as set forth below in Sections 3 and 4) to the Corporate Secretary of the Corporation at the principal executive officesregistered office of the Corporation. 3. 3. Manner of timely notice - To be timely, a Nominating Shareholder’'s notice to the Corporate Secretary of the Corporation must be made: (a) a. subject to paragraph (b) below, in the case of an annual meeting of shareholders, not less than 30 nor more than 65 dayslater than the close of business on the thirtieth (30th) day prior to the date of the annual meeting of shareholders; b. notwithstanding paragraph (a) above,provided, however, that if the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the "Notice Date") on which the first public announcement (as defined below) of the date of the annual meeting of shareholders was made by the Corporation, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; (b) in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day (the "Special Meeting Notice Date") on which the first public announcement of the date of the special meeting of shareholders was made by the Corporation; and (c) in the case of an annual meeting of shareholders or a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes) where notice-and-access is used for delivery of proxy-related materials, not later than the close of business on the fortieth (40th) day prior to the date of the meeting of shareholders; provided, however, that if the shareholders' meeting is to be held on a date that is less than fifty (50) days after the Notice Date or the Special Meeting Notice Date, as applicable, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth (10th) day following the Notice Date; and, c. in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described aboveSpecial Meeting Notice Date. 4. 4. Proper form of timely notice - To be in proper written form, a Nominating Shareholder’'s notice to the Corporate Secretary of the Corporation must set forth: 2 of 3

- 3 - (a) a. as to each person whom the Nominating Shareholder proposes to nominate for election as a director to the Board: (Ai) the name, age, business address and residential address of the person; (Bii) the principal occupation, business or employment of the person; (C, both present and within the five (5) years preceding the notice; (iii) the country of residence of the person, including the person's status as a "resident Canadian" (as such term is defined in the Act); (iv) the class or series and number of shares in the capital of the Corporation or any of its subsidiaries (as such term is defined in the Act) which are, directly or indirectly, controlled or directed or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D(v) full particulars of all direct and indirect contracts, agreements, arrangements, understandings or relationships (collectively, "Arrangements"), including without limitation financial, compensation and indemnity related Arrangements, between the person or any associate or affiliate (as those terms are respectively defined in the Act) of such person and (A) any Nominating Shareholder or any of its representatives, or (B) any other person or entity relating to the proposed nominee's nomination for election, or potential service, as a director of the Corporation; and (vi) any other information relating to the person that would be required to be disclosed in a dissident’'s proxy circular in connection with solicitationsa solicitation of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and (b) b. as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship: (i) the class or series and number of shares in the capital of the Corporation or any of its subsidiaries which are, directly or indirectly, controlled or directed or which are owned beneficially or of record, by such person or any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its shares, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (ii) full particulars regarding any proxy or Arrangement pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation andor nominate directors to the Board; (iii) the interests in, or rights or obligations associated with, any Arrangements, the purpose or effect of which is to alter, directly or indirectly, the Nominating Shareholder's economic interest in a security of the Corporation or the Nominating Shareholder's economic exposure to the Corporation; and (iv) any other information relating to such Nominating Shareholder that would be required to be madedisclosed in a dissident’'s proxy circular in connection with solicitationsa solicitation of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below). . Reference to "Nominating Shareholder" in this By-law shall be deemed to refer to each shareholder that nominates a person for election as a director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal. The Corporation may require any proposed nominee for election as a director to the Board to furnish such other information, including a written consent to act, as may reasonably be required by the Corporationbe necessary to determine the eligibility of such proposed nominee to serve as an 3 of 3

- 4 - independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee., in the same manner as would be required and disclosed by management nominees, to comply with the Act, Applicable Securities Laws and the rules of any stock exchange on which the securities of the Corporation are then listed for trading. In addition, to be considered timely and in proper written form, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the record date for the applicable meeting of shareholders. 5. 5. Eligibility for nomination as a director - No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposalthat is properly before such meeting pursuant to the provisions of the Act. The ChairmanChair of the meeting of shareholders shall have the power and duty to determine whether a nomination of a person for election to the Board was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination isthis By-law and, if the Chair determines that a nomination does not in compliancecomply with such foregoing provisionsthis By-law, to declare that such defective nomination shall be disregarded. 6. 6. Terms - For purposes of this By-law: (a) a. “"public announcement” shall mean" means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by or on behalf of the Corporation under itsthe Corporation's profile on the System offor Electronic Document Analysis and Retrieval at www.sedar.com; and (b) b. “"Applicable Securities Laws”" means the applicable securities legislation of each relevantapplicable province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission andor similar regulatory authority of each relevantapplicable province and territory of Canada. 7. 7. Delivery of Notice - Notwithstanding any other provision of this By-lawany of the by-laws of the Corporation, notice given to the Corporate Secretary of the Corporation pursuant to this By-law may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Corporation for purposes of thissuch notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email ( to the Corporate Secretary of the Corporation at the aforesaid address) or sentaddress of the registered office of the Corporation or delivered to the Corporate Secretary by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Corporationor by email (at the aforesaid email address, provided that receipt of confirmation of such email has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 4 of 3

- 5 - 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next subsequent day that is a business day. 8. 8. Board Discretion - Notwithstanding any of the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law. 9. Effective Date - This By-law shall come into force when made by the Board in accordance with the Act with effect immediately upon confirmation by the shareholders. 10. Repeal - The previous Advance Notice By-Law No. 2 of the Corporation is repealed as of the coming into force and effect of this By-law. The repeal shall not affect, (a) the previous operation of any by-law so repealed, (b) the validity of any act done or right, privilege, obligation or liability acquired or incurred under, (c) the validity of any contract or agreement made pursuant to, or (d) the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law before its repeal. All officers and other persons acting under any by-law so repealed shall continue to act as if appointed under this By-law and all resolutions of the shareholders or the Board or a committee thereof with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this By-law and until amended or repealed. 5 of 3

MADE by the Board the 27th of January, 2014., subject to shareholder confirmation, on March 3, 2020. /s/ Dawn L. Farrell/ CONFIRMED by the shareholders on , 2020. Vice-President and Corporate Secretary President and Chief Executive Officer /s/ Maryse St.-Laurent Scott Jeffers (signed) Gordon D. Giffin Gordon D. Giffin Chair of the Board (signed) Scott Jeffers Scott Jeffers Corporate Secretary